SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       American Water Works Company, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   030411 10 2
                     --------------------------------------
                                 (CUSIP Number)

                                Dr. Georg Muller
                             RWE Aktiengesellschaft
                                  Opernplatz 1
                             D-45128 Essen, Germany
                                011 49-201-12-00
                     --------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                              Peter S. Wilson, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                                November 6, 2001
                     --------------------------------------
             (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  (Page 1 of 6)
                          (Exhibit Index is at page 6)

CUSIP No. 030411 10 2

--------------------------------------------------------------------------------
  1    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)
       RWE AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group
       (See Instructions)                                            (a) [ ]
  2                                                                  (b) [ ]
--------------------------------------------------------------------------------
  3    SEC Use Only
--------------------------------------------------------------------------------
  4    Source of Funds (See Instructions)
       WC, 00
--------------------------------------------------------------------------------
  5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
       Citizenship or Place of Organization
  6    Federal Republic of Germany
--------------------------------------------------------------------------------
                                        Sole Voting Power
           Number of             7      0
            Shares             -------------------------------------------------
         Beneficially                   Shared Voting Power
        Owned by Each            8      25,989,476
          Reporting            -------------------------------------------------
         Person With                    Sole Dispositive Power
                                 9      0
                               -------------------------------------------------
                                10      Shared Dispositive Power
                                        24,647,414
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
           25,989,476
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
           Percent of Class Represented by Amount in Row (11)
   13      26.0%
--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)
           CO
--------------------------------------------------------------------------------

CUSIP No. 030411 10 2

--------------------------------------------------------------------------------
  1    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)
       THAMES WATER AQUA HOLDINGS GMBH
--------------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group
       (See Instructions)                                            (a) [ ]
  2                                                                  (b) [ ]
--------------------------------------------------------------------------------
  3    SEC Use Only
--------------------------------------------------------------------------------
  4    Source of Funds (See Instructions)
       WC, 00
--------------------------------------------------------------------------------
  5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
       Citizenship or Place of Organization
  6    Federal Republic of Germany
--------------------------------------------------------------------------------
                                        Sole Voting Power
           Number of             7      0
            Shares             -------------------------------------------------
         Beneficially                   Shared Voting Power
        Owned by Each            8      25,989,476
          Reporting            -------------------------------------------------
         Person With                    Sole Dispositive Power
                                 9      0
                               -------------------------------------------------
                                10      Shared Dispositive Power
                                        24,647,414
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
           25,989,476
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
           Percent of Class Represented by Amount in Row (11)
   13      26.0%
--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)
           CO
--------------------------------------------------------------------------------

          This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") filed by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), and Thames Water Aqua Holdings GmbH, a limited liability company organized under the laws of the Federal Republic of Germany ("Parent"), on September 25, 2001. Terms used but not defined herein will have the meanings given to them in the Schedule 13D, unless otherwise specified.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 (a) and (b) are hereby amended by replacing the first paragraph in its entirety with the following language:

          "As of November 6, 2001, the shares subject to the Voting Agreement consisted of 25,989,476 shares of Common Stock, representing approximately 26.0% of the issued and outstanding shares of Common Stock as of September 10, 2001, as represented by AWW in the Merger Agreement."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended by adding the following paragraph after the existing paragraph:

          "Parent and the stockholders of AWW that are parties thereto (the "Additional Stockholders") entered into a Joinder Agreement dated as of November 6, 2001 (the "Joinder Agreement," the terms of which are hereby incorporated by reference). Pursuant to the terms of the Joinder Agreement, the Additional Stockholders have agreed to be bound by all the provisions of the Voting Agreement as Stockholders thereunder."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to add the following exhibit:


         Exhibit 3: Joinder Agreement dated as of November 6, 2001, among Parent, the Willard M. Ware Q-Tip Trust and the Willard M. Ware Residual Trust.

                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 13, 2001


                                         RWE AKTIENGESELLSCHAFT



                                         By: /s/ Dr. Georg Muller
                                             -----------------------------------
                                                Name:  Dr. Georg Muller
                                                Title: General Counsel



                                         By: /s/ Dr. Heinz-Jurgen Telkamp
                                             -----------------------------------
                                                Name:  Dr. Heinz-Jurgen Telkamp
                                                Title: Vice President Accounting




                                         THAMES WATER AQUA HOLDINGS GMBH



                                         By: /s/ Dr. Richard R. Klein
                                             -----------------------------------
                                                Name:  Dr. Richard R. Klein
                                                Title: Managing Director



                                         By: /s/ Dr. Klaus Sturany
                                             -----------------------------------
                                                Name:  Dr. Klaus Sturany
                                                Title: Managing Director

                                  EXHIBIT INDEX


Exhibit No.    Document
-----------    --------

Exhibit 3 Joinder Agreement dated as of November 6, 2001, among Parent, the Willard M. Ware Q-Tip Trust and the Willard M. Ware Residual Trust.